UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 11)*

                         _______________

             Franklin Financial Services Corporation
                         (Name of Issuer)

                  Common Stock, $1.00 par value
                  (Title of Class of Securities)

                            353525108
                          (CUSIP Number)

     December 31, 2000 - Amendment pursuant to Rule 13d-2(b)
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
[   ]  Rule 13d-1(b)
[ X ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                           SCHEDULE 13G

CUSIP NO. 353252108

1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Farmers and Merchants Trust Company of Chambersburg Trust
    Department

    IRS Identification Number:  23-0570230

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)   [   ]

    (b)   [   ]

3.  SEC USE ONLY

    ____________________________________________________________

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania

5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

    163,313 shares

6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

    19,853 shares

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

    163,313 shares

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

    19,853 shares

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    183,166 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*

    [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.6%

12. TYPE OF REPORTING PERSON*

    BK

Item 1(a).  Name of Issuer:  Franklin Financial Services
            Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
            20 South Main Street, P.O. Box 6010, Chambersburg,
            Pennsylvania 17201

Item 2(a).  Name of Person Filing:  Farmers and Merchants Trust
            Company of Chambersburg Trust Department

Item 2(b).  Address of Principal Business Office or, if None,
            Residence: 20 South Main Street, P.O. Box 6010,
            Chambersburg, Pennsylvania 17201

Item 2(c).  Citizenship:  Pennsylvania

Item 2(d). Title of Class of Securities: Common Stock, $1.00 par value per share

Item 2(e).  CUSIP Number:  353252108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

            (a)  [   ]  Broker or dealer registered under
                        section 15 of the Act (15 U.S.C. 78c).

            (b)  [   ]  Bank as defined in section 3(a)(6) of
                        the Act (15 U.S.C. 78c).

            (c)  [   ]  Insurance company as defined in
                        section 3(a)(19) of the Act (15 U.S.C.
                        78c).

            (d)  [   ]  Investment company registered under
                        section 8 of the Investment Company Act
                        of 1940 (15 U.S.C. 80a-8).

            (e)  [   ]  An investment adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(E).

            (f)  [   ]  An employee benefit plan or endowment
                        fund in accordance with Rule 13d-
                        1(b)(1)(ii)(F).

            (g)  [   ]  A parent holding company or control
                        person in accordance with Rule 13d-
                        1(b)(1)(ii)(G).

            (h)  [   ]  A savings association as defined in
                        section 3(b) of the Federal Deposit
                        Insurance Act (12 U.S.C. 1813).

            (i)  [   ]  A church plan that is excluded from the
                        definition of an investment company
                        under section 3(c)(14) of the Investment
                        Company Act of 1940 (15 U.S.C. 80a-3).

            (j)  [   ]  Group, in accordance with Rule 13d-
                        1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a)  Amount Beneficially Owned:  183,166 shares.

         (b)  Percent of Class:  6.6%.

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:
                    163,313 shares

              (ii)  shared power to vote or to direct the vote:
                    19,853 shares

              (iii) sole power to dispose or to direct the
                    deposition of:  163,313 shares

              (iv) shared power to dispose or to direct the deposition of: 19,853 shares

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer, check the
         following:  [   ]

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the
         Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2001      FARMERS AND MERCHANTS TRUST
                              COMPANY OF CHAMBERSBURG TRUST
                              DEPARTMENT

                              By:/s/Allen C. Rebok,
                                 Allen C. Rebok,
                                 Senior Vice President